

Mail Stop 3561

July 8, 2009

Mr. Eugene S. Kahn
Chief Executive Officer
Claire's Stores, Inc.
3 S.W. 129th Avenue
Pembroke Pines, Florida 33027

>   **Re: Claire's Stores, Inc.**
>   **Form 10-K for Fiscal Year Ended January 31, 2009**
>   **Filed April 28, 2009**
>   **Form 10-K/A for Fiscal Year Ended January 31, 2009**
>   **Filed May 27, 2009**
>   **File No. 333-148108**

Dear Mr. Kahn:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed April 28, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Liquidity and Capital Resources, page 32

Credit Facility, page 33

1.   We note your disclosure on page 34 that "immediately after Lehman Brothers filed for bankruptcy…[you] drew down the full available amount under the Revolver," and that you "received the entire $194 million, including the Lehman Brothers

affiliate's portion." We also note that section 2.02(a) of the credit facility provides that no lender will be liable for the loans of the other lenders. Please revise to disclose the Lehman affiliate's commitment under the credit facility, and whether Lehman Brothers' bankruptcy proceeding will impact your rights under the credit facility, or advise. In this regard, disclose the progress towards replacing the Lehman affiliate under the facility.

Critical Accounting Policies and Estimates, page 36

Goodwill Impairment, page 37

2.   You disclose in Note 3 – Impairment of Assets, page 63, your use of the discounted cash flow and market weighted approaches to estimate the fair value of your reporting units under Step 1; however, your disclosure on page 37 solely discusses the use of a discounted cash flow model to measure goodwill impairment for each of your reporting units. Please revise to provide consistent disclosure concerning your approach to estimating fair value.

3.   Revise to discuss the reasons why management selected these two methodologies as being the most meaningful in preparing your goodwill impairment analysis.

4.   Describe the basis for the weighting and include quantitative and qualitative disclosure of the material assumptions used in applying these techniques. For example, for each of your reporting units you should disclose the following at a minimum:

   a. how cash flows were determined, including your assumed growth rates, period of assumed cash flows and your determination of the terminal value;
   b. the discount rates used and how those discount rates were determined;
   c. your consideration of any market risk premiums;
   d. the sensitivity of your estimates to change based on other outcomes that are reasonably likely to occur; and
   e. how you arrived at the estimates, the accuracy of the assumptions and how much they have changed in the past and are reasonably likely to change in the future.

5.   If it is reasonably possible another impairment charge to goodwill will be recorded in the future, please discuss. Please analyze your specific sensitivity to change in estimates based on outcomes that are reasonably possible to occur.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 44

Foreign Currency, page 44

6.   We note your disclosure that based on the extent of your foreign operations in Fiscal 2009, the potential gain or loss due to a 10% adverse change on foreign currency exchange rates could be significant to your consolidated operations. Please revise to quantify the potential gain or loss due to a 10% adverse change to provide sensitivity analysis disclosures required by Item 305 of Regulation S-K. Alternatively, tell us why you do not believe such disclosure is required.

Item 8. Financial Statements and Supplementary Data, page 46

Notes to Consolidated Financial Statements, page 53

5. Debt, page 66

Credit Facility, page 67

7.   We note your November 1, 2008 draw down of the remaining $194.0 million available under your Revolver, in which an affiliate of Lehman Brothers is a member of the facility syndicate. Tell us and revise to clarify your basis for classifying the $194.0 million revolving credit facility as long-term debt as of January 31, 2009.

Senior Notes and Senior Subordinated Notes, page 69 and 70

8.   We note your disclosure here and on page 34 that the Senior Notes and Senior Subordinated Notes ("Notes") contain certain negative covenants, the majority of which would not apply if at any date, the Notes have Investment Grade Ratings from both of the rating agencies of Moody's Investment Service, Inc. and Standards & Poor's Rating Group and no event of default has occurred. Please clarify your statement "at any date" and state whether your Notes had Investment Grade Ratings during the fiscal year ended January 31, 2009. If not, revise your disclosure as follows:

      1) clarify that you are subject to the negative covenants,
      2) expand to include a listing of the respective covenants, and
      3) state whether or not you were in compliance with these covenants at January 31, 2009

8. Stock Options and Stock-Based Compensation, page 72

Successor Entity, page 76

9.   We note your disclosure that the Claire's, Inc. Stock Incentive Plan was amended on July 23, 2007 to increase the number of shares available for issuance to 6,860,000. However, you disclose share-based payment awards granted in excess of the 6,860,000 shares available. We further note your September 12, 2008 Form

8-K, which states that the Board and stockholders adopted an amendment to increase the number of shares available for issuance to 8.2 million shares, effective September 9, 2008. Please revise your disclosure, as necessary, or tell us why you do not believe such a revision is necessary.

11. Income Taxes, page 82

10.   We note your disclosure that you had $187.8 million of accumulated unremitted earnings from your foreign subsidiaries at February 2, 2008. However, in your prior 10-K you disclosed $233.5 million of unremitted earnings. Please reconcile the two amounts and revise your disclosure, as necessary, to disclose the balance at fiscal year end January 31, 2009.

Exhibits

11.   Please file all material agreements in their entirety, including all schedules, exhibits, annexes, appendices, etc. We direct your attention to the credit agreement dated May 29, 2007, which is filed as Exhibit 10.1 but does not appear to include all of the schedules to the agreement. We also note that Exhibit 10.7 does not appear to include all of the exhibits to the employment agreement. Also see Exhibit 10.1 to the Form 10-Q filed on June 12, 2008, and Exhibit 10.1 to the Form 8-K filed April 22, 2009. Please explain why these agreements were not filed in their entirety pursuant to Item 601(b)(10) of Regulation S-K, or file the agreements with all attachments. In addition, the exhibit 10.1 filed should be validly executed.

Form 10-K/A filed May 27, 2009

Item 11. Executive Compensation, page 4

Compensation Discussion and Analysis, page 4

12.   Please revise to provide a more detailed discussion as to the bonus compensation. Clarify with more specificity how the bonus is determined. Currently you list factors that may be considered, rather than discussing the specific factors that were considered in awarding the bonus compensation for each named executive officer. Also, clarify whether the target performance factors are set at the beginning of the year or whether the company looks back at the end of the year and determines the factors that are considered. Lastly, to the extent that you have established performance targets, please disclose the specific performance targets used to determine incentive amounts, or provide a supplemental analysis as to why it is appropriate to omit these targets. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as

much detail as necessary without providing information that poses a reasonable risk of competitive harm.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Archfield at (202) 551-3315 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director